SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Capital Senior Living Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140475104

(CUSIP Number)

Shmuel Lieberman
c/o GF Investments
810 Seventh Avenue
28th Floor,
New York, NY 10019
(212) 259-0300

with a copy to:

Alan J. Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS Sam Levinson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,176,371(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,176,371(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,371
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

[1]	Represents 2,176,371 shares of common stock, $0.01 par value (“Common Stock”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”), owned by Silk Partners, LP (“Silk”).
[2]	This calculation is based on 31,176,409 shares of Common Stock outstanding as of July 27, 2018, as reported on the Form 10-Q filed by the Issuer on August 1, 2018.

CUSIP No. 140475104	13D	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS Simon Glick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,176,371(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,176,371(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,371
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 140475104	13D	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS Seymour Pluchenik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,430,147(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,430,147(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,147
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

[3]	Represents 253,776 shares of Common Stock owned by PF Investors, LLC (“PF Investors”) and 2,176,371 shares of Common Stock owned by Silk.

CUSIP No. 140475104	13D	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS Silk Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,176,371(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,176,371(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,371
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 140475104	13D	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS Siget, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,176,371(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,176,371(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,371
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 140475104	13D	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS Siget NY Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,176,371(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,176,371(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,371
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 140475104	13D	Page 8 of 15 Pages

1.	NAMES OF REPORTING PERSONS 1271 Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,176,371(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,176,371(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,371
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 140475104	13D	Page 9 of 15 Pages

1.	NAMES OF REPORTING PERSONS PF Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 253,776(4)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 253,776(4)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,776
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

[4]	Represents 253,776 shares of Common Stock owned by PF Investors.

CUSIP No. 140475104	13D	Page 10 of 15 Pages

Item 1.  Security and Issuer.

 This statement relates to the Common Stock of the Issuer, whose principal executive offices are located at 14160 Dallas Parkway, Suite 300, Dallas, Texas 75254.

Item 2.  Identity and Background.

(a), (b) This statement is being filed by Sam Levinson, a United States citizen; Simon Glick, a United States citizen; Seymour Pluchenik, a United States citizen; Silk Partners, LP (“Silk”), a New York limited partnership; Siget, LLC (“Siget”), a Delaware limited liability company; Siget NY Partners, L.P. (“Siget NY”), a Delaware limited partnership; 1271 Associates, LLC (“1271 Associates”), a Delaware limited liability company; and PF Investors, LLC (“PF Investors”), a New York limited liability company (together, the “Reporting Persons”).

Mr. Levinson is the chief investment officer of Siget NY. Siget NY is the investment manager of and makes investment decisions for Silk. 1271 Associates is the General Partner of Siget NY. Messrs. Glick and Pluchenik are the managing members of 1271 Associates. Siget is the General Partner of Silk. Messrs. Glick and Pluchenik are the managing members of Siget. By virtue of these relationships, each of Siget NY, 1271 Associates, Siget and Messrs. Levinson, Glick and Pluchenik may be deemed to beneficially own the shares of Common Stock owned directly by Silk.

Mr. Pluchenik is the manager of PF Investors. By virtue of this relationship, Mr. Pluchenik may be deemed to beneficially own the shares of Common Stock owned directly by PF Investors.

Because of the relationships among the Reporting Persons, they are filing jointly solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder or for any other purpose, and each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

The address of the principal business of each of the Reporting Persons is c/o GF Investments, 810 Seventh Avenue, 28th Floor, New York, NY 10019.

(c)       The principal business of Messrs. Levinson, Glick and Pluchenik is investment management. Mr. Levinson is chief investment officer of Siget NY. Siget NY is the investment manager of Silk. Messrs. Glick and Pluchenik serve as managing partners of both 1271 Associates and Siget. 1271 Associates is the general partner of Siget NY. Siget is the general partner of Silk.

(d)       During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Each of Messrs. Levinson, Pluchenik and Glick are citizens of the United States of America. Silk is a New York limited partnership.  Siget NY is a Delaware limited partnership. Siget and 1271 Associates are Delaware limited liability companies. PF Investors is a New York limited liability company.

CUSIP No. 140475104	13D	Page 11 of 15 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock beneficially owned by the Reporting Persons was $26,797,000.51. Silk and PF Investors used a portion of their working capital to fund those purchases.

Item 4.  Purpose of Transaction.

 The Reporting Persons acquired the shares of Common Stock in the belief that those shares are undervalued.

Subject to regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer, maintain their present ownership of securities of the Issuer or sell some or all of the securities of the Issuer they beneficially own. The Reporting Persons may modify their plans depending on the Reporting Persons’ evaluation of various factors, including their views on the investment potential of the Common Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer, opportunities that may be available to the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant by the Reporting Persons. In connection with the activities described above, the Reporting Persons intend to communicate with, and express their views to, the board of directors and management of the Issuer and may communicate with, and express their views to, other persons regarding the Issuer, including, without limitation, other stockholders of the Issuer and potential strategic or financing partners.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.  Interest in Securities of the Issuer.

(a)	Messrs. Levinson and Glick, Silk, Siget, Siget NY and 1271 Associates may be deemed to beneficially own 2,176,371 shares of Common Stock, or approximately 7.0% of the outstanding shares of Common Stock. Mr. Pluchenik may be deemed to beneficially own 2,430,147 shares of Common Stock, or approximately 7.8% of the outstanding shares of Common Stock. PF Investors may be deemed to beneficially own 253,776 shares of Common Stock, or approximately 0.8% of the outstanding shares of Common Stock. The foregoing percentage calculations are based on 31,176,409 shares of Common Stock outstanding, as reported as of July 27, 2018 on the Form 10-Q filed by the Issuer on August 1, 2018.
(b)	Each Reporting Person may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, all of the shares of Common Stock such Reporting Person may be deemed to beneficially own as specified in Item 5(a) above.
(c)	The transactions in shares of Common Stock effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto, all of which were effected in open market purchases on the New York Stock Exchange through various brokerage entities.
(d)	Silk and PF Investors have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock they own. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Joint Filing Agreement, dated as of September 7, 2018, by and among the Reporting Persons.

CUSIP No. 140475104	13D	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2018

SAM LEVINSON

/s/ Sam Levinson

SIMON GLICK

/s/ Simon Glick

SEYMOUR PLUCHENIK

/s/ Seymour Pluchenik

SILK PARTNERS, LP

By	Siget, LLC, a Delaware limited liability company and general partner of Silk Partners, LP

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

SIGET, LLC

By	/s/ Seymour Pluchenik Name: Seymour Pluchenik Title: Managing Member

CUSIP No. 140475104	13D	Page 13 of 15 Pages

SIGET NY PARTNERS, L.P.

By	1271 ASSOCIATES, LLC, a Delaware limited liability company and general partner of Siget NY Partners, L.P.

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

1271 ASSOCIATES, LLC

By	/s/ Seymour Pluchenik Name: Seymour Pluchenik Title: Managing Member

PF INVESTORS, LLC

By	/s/ Seymour Pluchenik Name: Seymour Pluchenik Title: Manager

CUSIP No. 140475104	13D	Page 14 of 15 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by PF Investors, LLC in the Common Stock during the past 60 days:

Trade Date	Security	Number of Shares Bought / (Sold)	Price per Share ($)
8/2/2018	Common Stock	33,334	7.53
8/2/2018	Common Stock	10,000	7.76
8/6/2018	Common Stock	10,000	7.47

The following transactions were effected by Silk Partners, L.P. in the Common Stock during the past 60 days:

Trade Date	Security	Number of Shares Bought / (Sold)	Price per Share ($)
8/2/2018	Common Stock	166,666	7.525
8/13/2018	Common Stock	33,400	7.27
8/13/2018	Common Stock	12,502	7.328
8/14/2018	Common Stock	6,000	7.401
8/15/2018	Common Stock	18,577	7.27
8/15/2018	Common Stock	13,031	7.331
8/16/2018	Common Stock	22,742	7.524
8/17/2018	Common Stock	15,127	7.416
8/20/2018	Common Stock	400	7.268
8/20/2018	Common Stock	22,332	7.328
8/21/2018	Common Stock	24,278	7.595
8/22/2018	Common Stock	50,000	8.333
8/23/2018	Common Stock	27,656	8.278
8/24/2018	Common Stock	38,649	8.348
8/27/2018	Common Stock	16,826	8.217
8/31/2018	Common Stock	108,988	8.67
9/6/2018	Common Stock	37,738	8.72
9/7/2018	Common Stock	744,700	8.84

CUSIP No. 140475104	13D	Page 15 of 15 Pages

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of September 7, 2018, by and among Sam Levinson, Silk Partners, LP, Siget NY Partners, L.P, 1271 Associates, LLC, Seymour Pluchenik, Siget, LLC, Simon Glick and PF Investors, LLC.